Exhibit 3.10
STATE of DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
BROOKS AUTOMATION, INC.
     BROOKS AUTOMATION, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”);
DOES HEREBY CERTIFY:
     FIRST: That by unanimous vote at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and submitting the amendment to the stockholders of the Corporation for approval. The effect of the resolution is that the first sentence of Article Fourth shall be deleted in its entirety and replaced with the following:
“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 125,000,000 shares of Common Stock, $.01 par vale per share (the “Common Stock”), and (ii) 1,000,000 shares of Preferred Stock, $.01 par value per share (the “Preferred Stock”).”
     SECOND: That at a special meeting the holders of a majority of the outstanding stock of the Corporation entitled to vote with respect to such amendment adopted the resolution described above amending the Certificate of Incorporation of the Corporation.
     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
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     IN WITNESS WHEREOF, BROOKS AUTOMATION, INC. has caused this Certificate to be signed on this 27th day of October, 2005.

BROOKS AUTOMATION, INC.

By:	/s/ Thomas S. Grilk

Name:	Thomas S. Grilk
Title:	Senior Vice President and General Counsel